EXHIBIT 99

TXU ENERGY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended June 30, 2005
(millions of dollars)
Operating revenues	$8,454

Costs and expenses:
Cost of energy sold and delivery fees	4,935
Operating costs	668
Depreciation and amortization	320
Selling, general and administrative expenses	584
Franchise and revenue-based taxes	115
Other income	(105)
Other deductions	342
Interest income	(43)
Interest expense and related charges	366

Total costs and expenses	7,182

Income from continuing operations before income taxes and cumulative effect of changes in accounting principles	1,272

Income tax expense	414

Income from continuing operations before cumulative effect of changes in accounting principles	858

Loss from discontinued operations, net of tax benefit	(7)

Cumulative effect of changes in accounting principles, net of tax effect	4

Net income	$855